PE
01/15/2013

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13000340

DIVISION OF
CORPORATION FINANCE

March 15, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/15/13

Gene J. Oshman
Baker Botts L.L.P.
gene.oshman@bakerbotts.com

Re: Transocean Ltd.
Incoming letter dated January 15, 2013

Dear Mr. Oshman:

This is in response to your letter dated January 15, 2013 concerning the shareholder proposal submitted to Transocean Ltd. by the New York State Common Retirement Fund. We also have received letters on the proponent's behalf dated February 20, 2013 and March 4, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@gmail.com

March 15, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Transocean Ltd.
Incoming letter dated January 15, 2013

The proposal relates to director qualifications.

There appears to be some basis for your view that Transocean Ltd. may exclude the proposal under rule 14a-8(f). We note that, in response to the request by Transocean Ltd. for evidence verifying beneficial ownership of the company's securities, the proponent provided a written statement erroneously verifying beneficial ownership of "Transocean Management Ltd." In our view, this error could not be reasonably attributed to the information provided by Transocean Ltd. in either its request for evidence or its 2012 proxy materials. In this regard, we note that the request was printed on the letterhead of "Transocean Ltd.," with no instructions to verify beneficial ownership of "Transocean Management Ltd." or to mail the requested evidence to "Transocean Management Ltd." The proponent therefore appears to have failed to supply, within 14 days of receipt of the request by Transocean Ltd., documentary support sufficiently evidencing that it satisfied the minimum ownership requirement of Transocean Ltd., as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Transocean Ltd. omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Transocean Ltd. relies.

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

March 4, 2013

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Transocean Ltd. Requesting a Director with Environmental Expertise – Supplemental Letter

Via electronic mail to shareholderproposals@sec.gov

Ladies and Gentlemen:

The Comptroller of the State of New York, Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund ("Fund" or "Proponent") has submitted a shareholder proposal on behalf of Transocean Ltd. ("Company") requesting a director with recognized environmental expertise.

I previously wrote on February 20, 2013 on behalf of Proponent to respond to the no action request letter dated January 15, 2013 sent to the Securities and Exchange Commission by the Company. This letter is a supplement. A copy of this letter is being emailed concurrently to Gene Oshman, Baker Botts L.L.P.

As is discussed in our prior letter, one of the Company's assertions is that the Proposal is excludable pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) as having insufficient proof of ownership. In part, the Company's no action request notes that the Company's name was stated inaccurately in the proof of ownership provided by the Custodian-- Transocean *Management* Ltd., instead of Transocean Ltd. We noted in our prior letter this purported defect is attributable to the Company's instructions in the proxy statement which instructed the Custodian to send a proof of ownership to Transocean Management Ltd.; therefore we urged the Staff to not treat this as a basis for exclusion.

I would like to call your attention to a recent Staff decision in *Entergy Inc.* (February 27, 2013), which involves a similar fact pattern to the "company name" issue in the current case. Entergy had written its proof of ownership deficiency notice on letterhead of a subsidiary, Entergy Services, Inc., very much like the confusing communications by Transocean Ltd. (using the name "Transocean Management Ltd.") in the present matter. The Staff determined that in light of the company's communications, the proof of ownership issue not be decided to the detriment of the Proponent.

Where a company engages in confusing communications that lead to a "company name" issue in a proof of ownership document, this could amount to a potential attempt at nullification of the process. Accordingly, confusing communications of this kind by

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

companies should never be tolerated by the Staff. Consistent with *Entergy*, the Staff should not allow exclusion of the Proposal by *Transocean* where the proof of ownership issue resulted from confusing communications by the Company.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Pat Doherty
Jenika Conboy
Gene Oshman, Baker Botts

SANFORD J. LEWIS, ATTORNEY

February 20, 2013

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Transocean Ltd. Requesting a Director with Environmental Expertise

Via electronic mail to shareholderproposals@sec.gov

Ladies and Gentlemen:

The Comptroller of the State of New York, Thomas P. DiNapoli, on behalf of the New York State Common Retirement Fund (the "Fund" and "Proponent") has submitted a shareholder proposal ("Proposal") to Transocean Ltd. (the "Company") requesting a director with recognized environmental expertise. I have been asked by Proponent to respond to the no action request letter dated January 15, 2013 and sent to the Securities and Exchange Commission on behalf of the Company by Gene Oshman of the law firm of Baker Botts LLP. The Company contends that the Proposal may be excluded from the Company's 2013 proxy statement by virtue of Rules 14a-8(b), 14a-8(f)(1) and Rule 14a-8(i)(10).

I have reviewed the Proposal, as well as the letter sent by the Company. Based upon the foregoing, as well as the relevant rule, it is my opinion that the Proposal is not excludable by virtue of the rule.

A copy of this letter is being emailed concurrently to Gene Oshman, Baker Botts LLP, gene.oshman@bakerbotts.com.

SUMMARY

The Proposal requests that the Company recommend at least one candidate for the board of directors, as directors' terms expire, who has a high level of expertise in environmental matters relevant to hydrocarbon exploration and production, and is widely recognized in the business and environmental communities as an authority in such field, and who will qualify as an independent director, in order that the board should include at least one director satisfying such criteria.

The Company asserts that the Proposal is excludable pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1), as having received insufficient proof of ownership. Proof of ownership was provided on a timely basis to the Company by Proponent and the Fund's custodian, J.P. Morgan Chase ("Custodian"), on a timely basis, following instructions provided in the proxy statement and

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

under the relevant SEC rules. The Company asserts that despite Proponent and Custodian's compliance with the language of the proof of ownership requirements, additional proof of Proponent's authority to hold the shares through the annual meeting and to vote the shares is needed. However, this is inconsistent with Rule 14a-8(b) and Rule 14a-8(f)(1). Proponent has complied with the proof of ownership requirements of said rules, which require proof that the shares were held for the requisite time and that Proponent intends to continue holding shares through the annual meeting. Therefore, the Proposal is not excludable on this basis.

In addition, the Company letter notes that the Company's name was stated inaccurately in the proof of ownership provided by Custodian – namely, that the proof of ownership named Transocean *Management* Ltd., instead of Transocean Ltd. However, this oversight is attributable to the Company's instructions in the proxy statement, which instructed Proponent to send a proof of ownership to "Transocean Management Ltd." Therefore, I urge the staff to not treat this defect as a basis for exclusion. A corrected proof of ownership was sent to the Company upon receipt of the no action request.

The Company also asserts that it has substantially implemented the Proposal and that therefore it is excludable under Rule 14a-8(i)(10). As evidence for this argument, the Company includes qualifications of its existing board members as well as the fact that it has established a Health Safety and Environment Committee. Notably, the Committee Charter lacks any requirements for specific expertise. Further, the Company has not met its burden of proving that any of its existing board members meet the criteria of the Proposal. Finally, the Proposal requests ongoing action by the Company to ensure that the board is and remains constituted with at least one board member with such recognized expertise; the Proposal is not simply requesting a single time or single term action. Therefore, the Proposal cannot be fulfilled by the current makeup of the board or by the creation of an environmental committee, when the requirements of said committee do not include the specific expertise required by the Proposal. Accordingly, the Proposal is not excludable pursuant to Rule 14a-8(i)(10).

BACKGROUND

The Company is the world's largest offshore drilling company. It built and operated the Deepwater Horizon drilling rig on behalf of BP, which caused the massive oil disaster of April 20, 2010. Eleven people, including nine Transocean employees, were killed during the Deepwater Horizon explosion and rig collapse of the rig, and crude oil was released to the Gulf of Mexico for 86 days. The economy and environment of the Gulf region suffered substantially.

The Company's 2011 annual report and proxy statement called 2010 its "best year in safety performance in our Company's history." The Company awarded millions of dollars in bonuses to executives, reflecting what the Company asserted was an exemplary 2010 safety record.

> Notwithstanding the tragic loss of life in the Gulf of Mexico, we achieved an exemplary statistical safety record as measured by our total recordable incident rate and total potential severity rate... As measured by these standards, we recorded the best year in safety performance in our Company's history, which is a reflection on our commitment to achieving an incident free environment, all the time, everywhere.[1]

In legal actions following the Deepwater Horizon disaster, the Company received a $400 million criminal penalty for its guilty plea under the Clean Water Act (February 2013) and $1billion in civil penalties.

The Company has also issued an apology for the proxy statement's self-congratulations. Ihab Toma, Transocean's executive vice-president for global business, said in a statement:

> We acknowledge that some of the wording in our 2010 proxy statement may have been insensitive in light of the incident that claimed the lives of eleven exceptional men last year and we deeply regret any pain that it may have caused...
>
> Nothing in the proxy was intended to minimize this tragedy or diminish the impact it has had on those who lost loved ones. Everyone at Transocean continues to mourn the loss of these friends and colleagues.[2]

As the business of deepwater drilling will continue, the Company has been under public and investor scrutiny for its capacity to prevent a repeat of April 20, 2010. In August 2010, the Company put in place a board Health Safety and Environment Committee. Notably, the committee's charter does not require that committee members have any particular expertise related to environmental matters. In light of what Proponent believes to be the Company's mismanagement of the Deepwater Horizon's hazards and its aftermath, the current Proposal encourages the Company to have at least one board member with recognized environmental expertise.

ANALYSIS

1. The Proposal is not excludable under Rules 14a-8(b) and 14a-8(f)(1).

Proponent complied with proof of ownership requirements on a timely basis.

The Company asserts that the proof of ownership provided by Proponent and Custodian, fails to comply with Rules 14a-8(b) and 14a-8(f)(1).
The proof of ownership is shown in Exhibit B to this letter.

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[1] Transocean Ltd., Form DEF 14A, April 1, 2011, p. 35.
[2] http://online.wsj.com/article/SB10001424052748703806304576243111981537084.html

As provided by Rule 14a-8(b)(1) a shareholder is directed to provide:

> a statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

Custodian's proof in Exhibit A fulfilled this rule. Notably, the proof of ownership included all of the information prescribed by the Staff to be included in such proofs in the recent Staff Legal Bulletin 14F:

> As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities].

As such, Proponent and Custodian complied with staff guidelines in Staff Legal Bulletin 14F, October 18, 2011. The proof of ownership was provided to the Company on a timely basis as documented.

In addition, in compliance with the above rule, Proponent included the affirmations required by Rule 14a-8(i)(b) regarding its intention to continue holding the shares and to attend the shareholder meeting in its submittal letter. See Exhibit C.

The Company is not entitled to undertake proof of ownership inquiries beyond the literal requirements of Rule 14a-8(b).

The Company asserts that Proponent's proof of ownership was inadequate, because it failed to respond specifically to the Company's speculations and inquiries regarding Proponent's voting or shareholding authorities.

The Company sent a proof of ownership deficiency notice before receiving any proof of ownership from Proponent. The deficiency notice contained routine requests for documentation of ownership, but also speculated that the Fund lacks the requisite authority over the Company's shares - either authority to control the purchase and sale of stocks or the ability to vote at the relevant shareholder meeting. The Company sought evidence of these authorities. In support of this aspect of its deficiency notice, the Company quoted a public description of the Fund from a 2012 report, which noted that:

> equity investments held indirectly by the fund… are held in custody by an organization contracted by the general partner and/or investment management firm responsible for the management of each investment organization….

The Company asserted in its deficiency notice:

> the Fund may have surrendered investment discretion over the shares to certain other entities. Additionally, if the fund has surrendered such power or the power to vote the shares to another entity such as an investment manager, the Fund was not entitled to vote at the meeting and cannot make any representation about investment intent and, accordingly is not eligible to submit proposals pursuant to Rule 14a-8.
>
> If it is the case that the Fund has not surrendered investment of voting discretion over the shares please provide the company with (i) proof of the funds ability to vote their shares at the 2013 annual meeting of shareholders and (ii) of the funds so retained authority over the decision to buy or sell the company shares in the fund's intent to continue to hold the shares of the company through the date of the annual meeting. In order to prove both of these elements, the fund must demonstrate that it has both voting authority on investment discretion over the shares. Under these circumstances, we believe that this or similar showing is necessary for the fund to be able to prove its eligibility to submit its proposal.

In response to the deficiency notice, the Fund submitted a routine proof of ownership letter from Custodian which stated that the Fund "has been a beneficial owner ... continuously for at least one year as of December 6, 2012" and that the Fund held a total of 78,467 shares. Furthermore, the Fund already affirmed in its transmittal letter that it intended to hold the requisite shares through the annual meeting. The Fund did not respond specifically to or reference the deficiency letter's purported challenges to its authority regarding holding and voting of shares, because no such response is necessary under the governing SEC rules.

Analysis of Rule 14a-8(b) shows that the Company's inquiry exceeds the scope of the Rule.

The proof of ownership requirements of Rule 14a-8(b) are a combination of retroactive documentation from the record holder that the shares have been held the requisite amount of time and an affirmation of intent - a written statement that the shareholder does "intend to continue to hold the securities through the date of the meeting of shareholders."[3]

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[3] (b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

The documentation submitted by Proponent was clearly sufficient to fulfill the requirements of Rule 14a-8(b).

The Company's no action request letter raises the novel assertion that even having provided requisite documentation, compliant with the Rule, the Company is nevertheless entitled to seek further evidence of Proponent's share owning relationships, authorities and structures.

This cannot be the implication, content or meaning of Rule 14a-8(b). If the Company's position was to be adopted, every shareholder resolution would be challenged and the proof-of-ownership process would be vastly complicated. Such an outcome is not contemplated by the current rule.[4]

As counsel, I have been advised that my client does in fact have the requisite authority to control purchase and sale of the relevant shares, and retains the relevant voting authority. The assertions made in the filing of the Proposal - including retention of the shares through the shareholder meeting and the intent to present the Proposal - reflected such authority.

The SEC rules on proof of ownership have never required documentation of the power of the shareowner to vote or to ensure that shares are held for the requisite time. Instead, the Rule requires the shareholder to:

> ….submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also

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(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

[4] As if to document how complicated the proof of ownership process could become if the Company's approach were to be allowed, the Company goes on in its no action letter to infer from its further research that Proponent's Form 13 F supports its claim.

> include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders…

The Company has, with its no action request, asserted an ability to question the credibility of the shareowner's affirmation. To allow such an inquiry would inevitably lead to an open-ended and costly discovery process by each and every company that receives a shareholder proposal. On evidence weak or strong, the receiving company could nullify the current rule by issuing interrogatories seeking complex contractual or institutional documentation in response to proof of ownership requests.

The Company asserts that Proponent failed to provide a "credible" statement that it intends to hold shares through the annual meeting. However, the requirement of the rule does not leave flexibility for the Company to question the credibility of an individual shareowner's stated intention and affirmation.

Similarly, the Company's assertion that Proponent does not hold the securities entitled to be voted because it does not exercise voting authority with respect to the securities is similarly misplaced.

The Company cites the 1976 Release as authority for the notion that Proponent must be able to document that it is "entitled to vote" on the Proposal. However, a closer reading of the 1976 Release makes it clear that, reading it in context, the purpose of this reference was not to probe the specific voting authorities of proponents, but rather to ensure that the **type of shares held are voting shares**, which would allow the proponent to vote on the proposal:

> The subparagraph further provides that the security owned by the proponent must be one which would enable him to vote on his proposal at the meeting of security holders. Thus under the provision a proponent could not submit a proposal that goes beyond the scope of his voting rights. **For example, a proponent who owned a security that could be voted on the election of some of the issuer's directors but on no other matters not submit a proposal relating to the issuer's business activities, since he would not be able to vote on it personally.** Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994]. [Emphasis added] ("The 1976 Release").

Proponent has complied with the plain language of the proof of ownership requirement of Rule 14a-8(b). If the Staff were to rule in favor of the Company, proof of ownership requirements for shareholder proposals could frequently become **much** more complicated, and the Staff could itself be required in a great many instances to probe the minutiae of a proponent's authority to control purchases and sales, and to vote. The present rule is intended to avoid just such a complex inquiry.

In adopting the current rule, the Commission established a clear mechanism for helping to ensure that an affirmation of a shareholder's intent to vote the share will continue to retain the relevant shares. Specifically, if the proponent "failed to comply with the requirement that he continuously own his security through the meeting date, the management could then exclude from its proxy materials for any meeting held in the following two calendar years any proposals submitted by that proponent. The purpose of this latter provision is to assure that the proponent will maintain an investment interest in the issuer through the meeting date." The 1976 Release.

This incentive strategy, rather than a requirement to document authority to fulfill the future share owning commitment, is the mechanism that the Commission adopted for the shareholder proposal process. The Commission went on to clarify that the requirements to provide a written notice of intent to appear in person to present a proposal for action at the annual meeting "provide some degree of assurance that the proposal not only will be presented for action at the meeting (management has no responsibility to do so), but also that someone will be present to knowledgeably discuss the matter proposed for action and answer any questions which may arise from the shareholders attending the meeting." The 1976 Release.

The Commission also has amended the subparagraph to make it clear that a proponent who furnishes the requisite notice in good faith but subsequently determines that he may be unable to appear at the meeting may arrange to have another security holder of the issuer present his proposal on his behalf at the meeting.

If the present challenge were allowed to prevail, it would undermine the Rule 14a-8 shareholder proposal process and create much more work for both shareholders and the Staff. The current set of rules function on the basis of good faith assertions of shareholders. This has not, as far as we know, resulted in abuses of the process.

Following the Company's approach would thrust the Staff into uncharted minutiae of share ownership structures and arrangements. We urge the Staff to not begin an expedition down that path, but to recognize the present proof of ownership as compliant with the current rule's provision proof of ownership requirements. Therefore, the Staff should deny the Company's request to exclude the Proposal based on Rule 14a-8(f).

The Company name in the proof of ownership was the name specified by the Company in its proxy statement.

The Company asserts that the proof of ownership was defective because it failed to correctly name the subject company, Transocean Ltd.

However, this defect was attributable to the Company's own proxy statement. In its 2012 proxy statement, the Company included the following notice:

Proposals of Shareholders

> *Shareholder Proposals in the Proxy Statement.* Rule 14a-8 under the Securities Exchange Act of 1934 addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. Under Rule 14a-8, in order for your proposals to be considered for inclusion in the proxy statement and proxy card relating to our 2013 annual general meeting, your proposals must be received at **our principal executive offices c/o Transocean Management Ltd., 10 Chemin de Blandonnet, CH-1214 Vernier, Switzerland** by no later than December 8, 2012. However, if the date of the 2013 annual general meeting changes by more than 30 days from the anniversary of the 2012 annual general meeting, the deadline is a reasonable time before we begin to print and mail our proxy materials. We will notify you of this deadline in a Quarterly Report on Form 10-Q, in a Current Report on Form 8-K or in another communication to you. Shareholder proposals must also be otherwise eligible for inclusion. [emphasis added]

The proof of ownership submitted to the Company picked up this from the proxy statement language, addressing the proof of ownership as applying to Transocean Management Ltd. Subsequently, the Company has asserted that, despite the statement in its proxy, this is not the correct company name.

Proponent should not be penalized for utilizing the Company name specified by the Company in his proof of ownership. Therefore, we ask that the Staff deny the no action request regarding the proof of ownership.

There is no failure of timing in correcting proof of ownership, because the existing proof of ownership was adequate.

The Company goes on to assert that because the proof of ownership was purportedly inadequate, it cannot be rectified on a timely basis within the 14-day deadline for correcting deficiencies. However, because the present proof of ownership conformed to the Company's own proxy statement and thus was arguably not defective, Proponent has not failed to meet the timing requirement.

Since Proponent does not view the documentation submitted as inadequate under the relevant rules, we believe there is no issue regarding timely submittal or retroactive documentation of proof of ownership.

2. The Company has not substantially implemented the Proposal.

The Company asserts that it has substantially implemented the Proposal requesting the recommendation of an independent board candidate with a high level of expertise in environmental matters. The Company asserts that its current Health Safety and Environment committee substantially fulfills this request, and also includes biographies of its existing committee members.

The Company correctly notes that the Staff has stated that a company must have in place "policies, practices and procedures" that compare "favorably with the guidelines of the proposal," considering each element of the proposal, and further addressing the "essential objective" of the proposal.

However, the Company's claims that it has already "substantially implemented" this request are unfounded, because the actions taken by the Company as described in its letter of January 15, 2013 meet neither the guidelines nor the essential purpose of the Proposal.

a. The Company has not met the essential purpose of the Proposal.

The essential purpose of the Proposal is to ensure that there is, at all times going forward, at least one board member with widely acknowledged environmental expertise. The Company has not fulfilled that purpose. There are no guidelines in place to ensure that an individual with such expertise will be on the board, or be recommended for the board.

b. The Company has not met the guidelines of the Proposal: the board committee members listed are not proven by the Company to be environmental experts.

The Company has not met its burden of proving in its no action request letter that the board committee members fulfill the guidelines of the Proposal which specifically request that:

> as elected board directors' terms of office expire, at least one candidate be recommended who:
>
> • has a high level of expertise and experience in environmental matters relevant to hydrocarbon exploration and production and is widely recognized in the business and environmental communities as an authority in such field, as reasonably determined by the company's board, and
>
> • will qualify, subject to exceptions in extraordinary circumstances explicitly specified by the board, as an independent director under standards applicable to a NYSE listed company,
>
> in order that the board includes at least one director satisfying the foregoing criteria, which director shall have designated responsibility on the board for environmental matters.

Although the environmental committee is a standing committee with returning focus on relevant matters, the issues of having someone with sufficient and recognized expertise have not been addressed. Indeed, page 10 of the Company's letter states that when terms of elected directors expire, the governance committee seeks candidates "from diverse backgrounds" and with "a record of professional accomplishment... consistent with [the Company's] core values." Notably lacking from these guidelines of the corporate governance committee on selection of board members is a requirement to bring onto the board any individual with widely recognized environmental expertise. The committee members' biographies appear at the end of the Company's letter (enclosed with this letter as Exhibit C). While obviously qualified as technical experts, the committee members are noticeably lacking in credentials that contain the word "environmental." Also, the Company has provided no evidence that business and environmental communities have recognized these individuals as experts or authorities in the environmental field. As such, the Company cannot be said to have substantially implemented the Proposal.

The Company provided no evidence in its no action request letter that any of its current board or committee members "is widely recognized in the business and environmental communities as an authority" in the field of environmental matters relevant to hydrocarbon exploration production, nor does it specify that the board members qualify as independent under the standards applicable to a NYSE listed company. Accordingly, the Company has not even attempted to document that the current members of the Health Safety and Environment Committee meet the guidelines of the Proposal, but only that they meet the "essential purposes." Under SEC rules and precedents, for an action to substantially implement the Proposal it must meet <u>both</u> the essential purposes and the guidelines of the Proposal.

In the Company's failure to prove sufficient expertise of board members to fulfill the guidelines of the Proposal, the present case is similar to *Exxon Mobil Corp.* (January 11, 2006) where the proposal requested that the Board of Directors adopt a policy of setting certain qualification requirements for chairs of keyboard committees. The company did not persuade the Staff that those board members met the proposal's qualification guidelines, and the Staff was unable to concur with exclusion on the basis of substantial implementation.

The Health Safety and Environment Committee may or may not be a helpful innovation, but the Company has not met its burden of showing that members of the committee are acknowledged environmental experts within the meaning of the Proposal. Thus, the Company has not fulfilled its burden of proof that the Proposal is "substantially implemented."

b. The Proposal is not a one-time request, but rather an ongoing request for a board member with acknowledged environmental expertise.

In *Occidental Petroleum* (February 17, 2011), Occidental received from the current Proponent essentially the same proposal as the one in question here.. That company asserted that its current board members had sufficient expertise and therefore the proposal was substantially implemented. The Staff concluded, however, that the guidelines of the proposal was not a one-time requirement for expertise, but rather an opportunity for shareholders to request that such a position exist on an ongoing basis. The Staff decision stated, "[i]t appears to us that the proposal requests a recurring action and is not limited to the current board composition in the elections at the 2011 annual meeting. Accordingly, we do not believe that Occidental may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10)."

When interpreting the current Proposal in light of the prior Staff decision, it is clear that the Company lacks a board or committee candidate who meets the criteria and guidelines of the Proposal - regardless of current committee member expertise. The Company has met neither the requirement to have "a high level of expertise and experience in environmental matters relevant to hydrocarbon exploration and production and is widely recognized in the business and environmental communities as an authority in such field, as reasonably determined by the company's board" nor the requirement that the individual "will qualify, subject to exceptions in extraordinary circumstances explicitly specified by the board, as an independent director under standards applicable to a NYSE listed company." There is also no indication or commitment of the Company or board to ensure that there will at all times be at least one such board member.

Thus, the current Proposal cannot be excluded as substantially implemented.

CONCLUSION

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met that burden that the Proposal is excludable under Rule 14a-8(b), Rule 14a-8(f)(1) or Rule 14a-8(i)(10).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc:

Thomas P. DiNapoli
Jenika Conboy
Patrick Doherty
Gene Oshman, Baker Botts LLP

EXHIBIT A
TEXT OF THE SHAREHOLDER PROPOSAL

TRANSOCEAN LTD.
APPOINTMENT OF DIRECTOR WITH ENVIRONMENTAL EXPERTISE

Environmental expertise is critical to the success of companies in the energy industry because of the significant environmental issues associated with their operations. Shareholders, lenders, host country governments and regulators, and affected communities are focused on these impacts. A company's inability to demonstrate that its environmental policies and practices are in line with internationally accepted standards can lead to difficulties in raising new capital and obtaining the necessary licences from regulators.

Transocean , the world's largest offshore oil drilling contractor, has repeatedly been cited for practices harmful to the environment:

- In September 2012, Reuters reported that the U.S. government was seeking $1.5 billion from Transocean to resolve civil and criminal claims arising from the 2010 Deepwater Horizon rig explosion and oil spill in the Gulf of Mexico.

- In 2012, Transocean and Chevron were charged by federal prosecutors in Brazil with $19.7 billion in civil and criminal damages arising from oil spills off the Brazilian coast in 2011 and 2012.

We believe that controversies such as these have the potential to damage shareholder value and that the company must respond to environmental challenges in an effective, strategic and transparent manner in order to restore trust and minimize the adverse impact of its operations.

We believe that Transocean would benefit by addressing the environmental impact of its business at the most strategic level by appointing a specialist to the board. An authoritative figure with acknowledged environmental expertise and standing could perform a valuable role for the company by enabling Transocean to more effectively address the environmental issues inherent in its business. It would also help ensure that the highest levels of attention focus on the development of environmental standards for new projects. Such a board role would strengthen the company's ability to demonstrate the seriousness with which it addresses environmental issues.

THEREFORE, BE IT RESOLVED: Shareholders request that, as elected board directors' terms of office expire, at least one candidate be recommended who:

- has a high level of expertise and experience in environmental matters relevant to hydrocarbon exploration and production and is widely recognized in the business and environmental communities as an authority in such field, as reasonably determined by the company's board, and

- will qualify, subject to exceptions in extraordinary circumstances explicitly specified by the board, as an independent director under the standards applicable to a NYSE listed company,

in order that the board includes at least one director satisfying the foregoing criteria, which director shall have designated responsibility on the board for environmental matters.

EXHIBIT B
PROOF OF OWNERSHIP

J.P.Morgan

Peter L. Gibson

Vice President
Client Service
Worldwide Securities Services

December 28, 2012

R. Thaddeus Vayda
Transocean Management Ltd.
10 Chemin de Blandonnet
CH-1214 Vernier, Switzerland

Dear Mr. Vayda,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Transocean Management Ltd. continuously for at least one year as of December 6, 2012.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 78,467 shares of common stock as of December 6, 2012 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (732) 623-3332

Regards,



Peter L. Gibson

cc: Patrick Doherty – NYSCRF
George Wong – NYSCRF

4 New York Plaza 12th Floor, New York, NY 10004
Telephone: +1 212 [illegible] 2425 Facsimile +1 212 623 0004 peter.gibson@jpmorgan.com
JPMorgan Chase Bank, N.A.

EXHIBIT C
TRANSMITTAL LETTER

THOMAS P. DINAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

December 6, 2012

Transocean Management Ltd.
10 Chemin de Blandonnet
CH-1214 Vernier
Switzerland

Dear Sirs:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Transocean Ltd. of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Transocean Ltd. shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,



Patrick Doherty
pd:jm
Enclosures

BAKER BOTTS L.L.P.

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995

TEL +1 713.229.1234
FAX +1 713.229.1522
BakerBotts.com

ABU DHABI
AUSTIN
BEIJING
BRUSSELS
DALLAS
DUBAI
HONG KONG

HOUSTON
LONDON
MOSCOW
NEW YORK
PALO ALTO
RIYADH
WASHINGTON

January 15, 2013

BY EMAIL (shareholderproposals@sec.gov)

Gene J. Oshman
TEL +1 713.229.1178
FAX +1 713.229.7388
gene.oshman@bakerbotts.com

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Transocean Ltd.
Shareholder Proposal of the New York State Common Retirement Fund Pursuant to Rule 14-8 Regarding the Appointment of Director with Environmental Expertise

Ladies and Gentlemen:

We are writing on behalf of our client, Transocean Ltd. (the "***Company***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to inform the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") that, pursuant to Rules 14a-8(f)(1) and 14a-8(i)(10), the Company plans to omit from its proxy statement and form of proxy (collectively, the "***2013 Proxy Materials***") the shareholder proposal and the statements in support thereof (the "***Proposal***") submitted by the Comptroller of the State of New York (the "***Comptroller***") on behalf of the New York State Common Retirement Fund (the "***Fund***" and, together with the Comptroller, the "***Proponent***"). A copy of the Proposal, together with the Proponent's accompanying transmittal letter (the "***Letter***"), is attached hereto as Exhibit A. The Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Company's 2013 Proxy Materials pursuant to Rules 14a-8(b), 14a-8(f)(1) and 14a-8(i)(10).

Pursuant to Staff Legal Bulletin No. 14D, we are submitting this request for no-action relief under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter. We are simultaneously forwarding by facsimile a copy of this letter to the Proponent as notice of the Company's intent to omit the Proposal from the 2013 Proxy Materials.

Background

The Company is a leading international provider of offshore contract drilling services for oil and gas wells, and its shares are listed on the New York Stock Exchange and the SIX Swiss Exchange.

The Proposal requests that shareholders adopt the following resolution:

> THEREFORE, BE IT RESOLVED: Shareholders request that, as elected board directors' terms of office expire, at least one candidate be recommended who:
>
> - has a high level of expertise and experience in environmental matters relevant to hydrocarbon exploration and production and is widely recognized in the business and environmental communities as an authority in such field, as reasonably determined by the company's board, and
>
> - will qualify, subject to exceptions in extraordinary circumstances explicitly specified by the board, as an independent director under the standards applicable to a NYSE listed company,
>
> in order that the board includes at least one director satisfying the foregoing criteria, which director shall have designated responsibility on the board for environmental matters.

The Proponent sent the Proposal on December 6, 2012. In the Letter, which accompanied the Proposal, the Proponent represented that: "A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Transocean Ltd. shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting." The Proponent did not indicate in the Letter whether the Fund or the Proponent exercised investment discretion or voting authority with respect to the Company's shares.

On December 18, 2012, the Company sent a defect notice to the Proponent (the "***Defect Notice***"). A copy of the Defect Notice is attached hereto as Exhibit B. The Defect Notice indicated, among other things, that the Fund must "provide a written statement from the record holder verifying that the Fund continuously owned the requisite number of the Company's shares for one year as of the date of submission, in this case December 6, 2012." In addition, because of public disclosures by the Comptroller that called into question whether the Fund possessed investment discretion and voting authority with respect to the Company's shares, the Defect Notice further provided:

> ... Although the letter dated December 6, 2012 sent on behalf of the Fund stated the Fund's intention to hold its shares of the Company's shares through the date of the Company's annual meeting, the [CAF Report (as defined below)] suggests that the Fund may have surrendered investment discretion over the shares to certain other entities. Additionally, if the Fund has surrendered such power or the power to vote the shares to another entity, such as an investment manager, the Fund is not entitled to vote at the meeting and cannot make any representation about investment

intent and, accordingly, is not eligible to submit proposals pursuant to Rule 14a-8.

If it is the case that the Fund has not surrendered investment or voting discretion over the shares, please provide the Company with (i) proof of the Fund's ability to vote its shares of the Company's shares at the 2013 annual meeting of shareholders and (ii) proof of the Fund's sole retained authority over the decision to buy or sell the Company's shares and the Fund's intent to continue to hold those shares of the Company through the date of the annual meeting. In order to prove both of these elements, the Fund must demonstrate that it has both voting authority and investment discretion over the shares of the Company. Under these circumstances, we believe that this or a similar showing is necessary for the Fund to be able to prove its eligibility to submit its proposal.

On December 28, 2012, the Company received a letter (the "***Custodian's Letter***") from the Fund's custodian (the "***Custodian***"). A copy of the Custodian's Letter is attached hereto as Exhibit C. The Custodian's Letter indicated that the Fund had been "a beneficial owner of Transocean Management Ltd. continuously for at least one year as of December 6, 2012." However, neither the Proponent nor the Custodian provided any information responding to the request that the Proponent demonstrate that the Fund had the ability to vote its shares or proof that the Fund retained authority over the decision to buy or hold the Company's shares or to continue to hold those shares through the date of the meeting. Additionally, Jill S. Greene, the Company's Associate General Counsel, informed us that on January 9, 2013, a representative of the Custodian confirmed to her by telephone that the Fund's shares were held through an investment manager.

As further explained below, the Proposal may be excluded because the Proponent has failed to demonstrate the minimum eligibility requirements to submit a proposal under Rule 14a-8(b) even after being notified of procedural deficiencies and provided an opportunity to remedy such deficiencies in accordance with Rule 14a-8(f)(1). In addition, even if the Proponent were eligible to submit a proposal, the Proposal may be excluded under Rule 14a-8(i)(10) as it has been substantially implemented.

The Proposal May Be Omitted Pursuant to Rules 14a-8(b) and 14a-8(f)(1) Because the Proponent Has Failed to Demonstrate Its Eligibility to Submit the Proposal

The Proponent Failed to Provide a Credible Statement That It Intends to Continue to Hold the Company's Securities Through the Date of the 2013 Annual General Meeting

Under Rule 14a-8(b)(2), a proponent must provide a written statement that it intends to hold the requisite amount of securities through the date of the meeting of shareholders. Although the Letter contains a statement of the Proponent's intent to continue to hold its shares, based on the following public disclosures by the Proponent, the Company reasonably believes that the Proponent lacks the requisite investment discretion to effect such intent and therefore cannot credibly make such a statement:

- As indicated on page 46 of the 2012 Comprehensive Annual Financial Report of the New York State and Local Retirement System (the "***CAF Report***"), the Fund's equity investments are held both directly by the Fund and "indirectly by the Fund ... in custody by an organization contracted by the general partner and/or the investment management firm responsible for the management of each investment organization."[1]

- The Fund has filed a Form 13F to report its beneficial ownership of shares for which it acts as the institutional investment manager. The Fund's most recent Form 13F, filed on November 15, 2012 for the quarter ended September 30, 2012 (the "***Form 13F***"), does not disclose ownership by the Fund of any shares of the Company. Moreover, the Fund checked the box for report type "13F HOLDINGS REPORT" in the Form 13F. According to Instruction 6(b) of Form 13F, that box should only be checked by an institutional investment manager "[i]f all of the securities with respect to which [that manager] has investment discretion are reported in this report," and the Form 13F therefore appears to list all of the Fund's holdings in excess of 10,000 shares and $200,000 aggregate fair market value over which it had investment discretion as of September 30, 2012.[2] Assuming the accuracy of the Form 13F, the Proponent appears to have indicated that, as of September 30, 2012, the Fund did not have investment discretion with respect to any shares of the Company and therefore could not have had

[1] New York State and Local Retirement System, *2012 Comprehensive Annual Financial Report for Fiscal Year Ended March 31, 2012*, available at http://www.osc.state.ny.us/retire/word_and_pdf_documents/publications/cafr/cafr_12.pdf (last accessed Jan. 10, 2013). As indicated therein, the New York State and Local Retirement System comprises the New York State and Local Employees' Retirement System ("ERS") and the New York State and Local Police and Fire Retirement System ("PFRS") and the assets of ERS and PFRS are held in the Fund. As indicated in the Letter, the Comptroller is the sole trustee of the Fund and the administrative head of ERS and PFRS.

[2] Instruction 10 to Form 13F allows an institutional investment manager to omit from the information table any holdings otherwise reportable if the manager holds, as of the period end date, fewer than 10,000 shares and less than $200,000 aggregate fair market value. Based on the holding of 78,467 shares of the Company indicated in the Custodian's Letter, which, based on the NYSE closing price on the last trading day of the reporting period of $44.89 would have had a fair market value of $3.5 million, the Fund's holdings of Company shares would not have been eligible for omission under Instruction 10. In addition, we note that the Fund discloses in the Form 13F numerous holdings well below this threshold (e.g., Booz Allen Hamilton Hldg—300 shares with $4,000 aggregate fair market value; Allison Transmission Hldg—300 shares with $6,000 aggregate fair market value; American National Insur—200 shares with $14,000 aggregate fair market value; Clearwire Corp-Class A—9,000 shares with $12,000 aggregate fair market value; Cheniere Energy Inc.—2,800 shares with $44,000 aggregate fair market value; Dunkin' Brands Group Inc—1,000 shares with $29,000 aggregate fair market value; Freescale Semiconductor—700 shares with $7,000 aggregate fair market value). Therefore, the Fund's reporting practice suggests that if the Fund had possessed investment discretion over its Company shares, it would have disclosed its Company shares in the Form 13F.

investment discretion over any such shares for at least one year as of the date it submitted the Proposal.

In addition, as noted above, the Company understands from a discussion with the Custodian that the Fund's shares are held indirectly through an investment management firm.

In the Defect Notice, the Company provided the Fund an opportunity to demonstrate to the Company that the Proponent had not relinquished investment discretion—that is, the power to decide whether to buy, sell or hold the Company's securities—and the Proponent failed to respond to such request. Based on the CAF Report, the Form 13F and its discussion with the Custodian, the Company believes that the Proponent has delegated to an investment management firm or other person the power to decide whether to continue to hold the Company's securities. Without the right to affect investment decisions, the Proponent can have no meaningful intent with respect to holding any Company securities and is therefore incapable of fulfilling the eligibility requirements of Rule 14a-8(b)(2).

The Proponent Does Not Hold Securities Entitled to Be Voted on the Proposal Because the Proponent Does Not Exercise Voting Authority with Respect to the Securities

Rule 14a-8(b)(1) provides that a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities *entitled to be voted on the proposal at the meeting* for at least one year" by the date the proponent submits a proposal (emphasis added). The Commission has held this requirement to mean that a proponent must be a security holder entitled to vote at the meeting at which it intends to present a proposal.

In Release No. 34-12999 (Nov. 22, 1976) (the "***1976 Release***"), the Commission first adopted the phrase "entitled to be voted" in Rule 14a-8. As amended by the 1976 Release, Rule 14a-8 provided in relevant part, "At the time he submits the proposal, the proponent shall be a record or beneficial owner of *a security entitled to be voted at the meeting on his proposal*, and he shall continue to own such security through the date on which the meeting is held" (emphasis added). By comparison, from 1952 until the effective date of the amendments in the 1976 Release, prior versions of the rule read, "If any *security holder entitled to vote at a meeting of security holders* of the issuer shall submit to the management of the issuer ... a proposal ...."[3] In adopting amendments to Rule 14a-8 in the 1976 Release, the Commission emphasized that the amended provision "retains the traditional requirement that a proponent must be a security holder entitled to vote at the meeting at which he intends to present his proposal for action." In the 1976 Release, the Commission further elaborated on the personal aspect of the voting right embodied in Rule 14a-8 as follows:

> The subparagraph further provides that the security *owned by the proponent* must be one which would enable *him* to vote on his proposal at

[3] SEC Release No. 34-4775 (Dec. 11, 1952) (emphasis added); SEC Release No. 34-4979 (Jan. 6, 1954) (emphasis added); SEC Release No. 34-8206 (Dec. 14, 1967) (emphasis added); SEC Release No. 34-9784 (Sep. 22, 1972) (emphasis added).

> the meeting of security holders. Thus, under this provision a proponent could not submit a proposal that goes beyond the scope of his voting rights. For example, a proponent who owned a security that could be voted on the election of some of the issuer's directors but on no other matters could not submit a proposal relating to the issuer's business activities, since he would not be able to vote on it personally. (Emphasis added.)

Therefore, the requirement of Rule 14a-8(b) is not merely that a proponent hold securities that may be voted by *someone*; rather, the voting rights must be exercisable by *the proponent*.

The Proponent has not provided any evidence that it may vote the shares of the Company that it claims to hold, despite the Company's request that it do so in the Defect Notice. Rather, as discussed above, the Proponent's own public statements, reflected in the CAF Report and the Form 13F, as well as the statements of the Custodian made by telephone to the Company, all lead to the conclusion that the Proponent has delegated investment discretion with respect to the Company's shares held by the Fund to an outside investment management firm or other person. As the Proponent appears to have delegated investment discretion, the Company believes that the Proponent likely has delegated voting rights as well.

The Company believes, therefore, that the Proponent has submitted a proposal on which it cannot vote. Accordingly, the Proponent fails to meet the requirement in Rule 14a-8(b) that it hold, for at least one year by the date it submitted the Proposal "securities entitled to be voted on at the meeting."

The Company Provided the Proponent with Adequate Notice of Deficiencies and the Deficiencies Cannot Be Remedied

As discussed under "Background" above, the Company provided notice to the Proponent in the Defect Notice within 14 days of its receipt of the Proposal in accordance with Rule 14a-8(f)(1). The Defect Notice set forth the Company's belief that the Proponent lacked the ability to (a) credibly state that it intended to hold its shares through the meeting and (b) vote its shares at the meeting and, therefore, failed to satisfy the eligibility requirements of Rule 14a-8(b). The Company gave the Proponent the opportunity to demonstrate its investment discretion and voting authority with respect to the shares. However, the Proponent made no attempt to provide any such evidence.

The statements in the Defect Notice detailed the deficiencies described above and provided adequate notice to the Proponent. Nevertheless, in the event that the Proponent indeed did not have investment discretion or voting authority with respect to the Company's shares as of the date it submitted the Proposal, notice of such deficiencies was not required under Rule 14a-8(f)(1) because such deficiencies could not have been remedied.

Under Rule 14a-8(b)(2), the written statement of a proponent that it intends to continue to hold the subject company's securities through the date of the meeting of shareholders is due at the time that the proponent submits its proposal. Accordingly, if the Proponent did not have investment discretion as of the date it submitted the Proposal, the Proponent could not have subsequently acquired, as of the date of the Proposal, shares of the Company over which it had investment discretion so as to enable the Proponent to make a credible and timely statement as to its intent to hold such securities until the meeting date. Likewise, after submitting the Proposal, the Proponent could not have acquired, as of the date of the Proposal and for the year preceding such date, securities of the Company over which the Proponent retained voting authority. Therefore, the Proponent was unable to remedy its failure to fulfill the eligibility requirement of Rule 14a-8(b) following its receipt of the Defect Notice, and the Proposal may be excluded.

The Proposal May Be Omitted Pursuant to Rules 14a-8(b) and 14a-8(f)(1) Because the Custodian's Letter Was Defective and Failed to Demonstrate Ownership of Shares of the Company

Rule 14a-8(b) requires that a Proponent must continuously have held at least $2,000 in market value, or 1%, of the stock entitled to be voted on the proposal at the meeting for at least one year by the date of the proposal's submission. Rule 14a-8(f)(1) provides that if a proponent fails an eligibility or procedural requirement, a company must request documentary support of the proponent's ownership within 14 calendar days of its receipt of a proposal, and the proponent must furnish such support within 14 calendar days of his or her receipt of the company's request. The Staff has indicated that the burden of proving these minimum ownership requirements is on the proponent.

Pursuant to Rule 14a-8(b)(2)(i) and in accordance with Staff Legal Bulletin No. 14F, a proponent who is not a registered holder of a company's securities and who does not file ownership reports on Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 may demonstrate ownership of the requisite number of shares by providing a written statement from the record holder (usually a broker or a bank). The Custodian's Letter purports to provide such proof of ownership. However, the Custodian's Letter incorrectly states that the Fund owns shares of Transocean *Management* Ltd. (emphasis added), a wholly owned subsidiary of the Company, rather than Transocean Ltd.

In providing notice of the deficiencies in the Proposal, the Defect Notice informed the Proponent as follows:

> If the Fund owns shares of the Company's shares through a record holder, such as a broker or bank, the Fund may prove its eligibility by submitting to the Company a written statement from that record holder verifying that, at the time the Fund submitted its proposal, it continuously held the requisite number of shares of the Company's shares for at least one year. The submission did not include such a statement from the record holder. In order to correct this deficiency, the Fund must provide the Company with a written statement from the record holder verifying that the Fund continuously owned the requisite number of shares of the Company's

shares for one year as of the date of submission, in this case December 6, 2012.

The Defect Notice clearly defined "the Company" as Transocean Ltd.

As discussed above, the Custodian's Letter provided in response to the Defect Notice was defective in that it failed to demonstrate ownership of shares of the Company—Transocean Ltd.—and instead purported to demonstrate ownership of shares of a different entity—Transocean Management Ltd.

The defective Custodian's Letter is the only proof submitted in response to the Defect Notice to corroborate the Proponent's claim of eligibility to file the Proposal, and since the 14-day period for furnishing such information to the Company has expired, the Proposal should properly be excluded under Rules 14a-8(b)(1) and 14a-8(f).

The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(10) Because the Company Has Already Substantially Implemented the Proposal

Under 14a-8(i)(10), a company may omit a proposal from its proxy statement when the company has already substantially implemented the proposal. The Staff has stated that a company does not need to implement a shareholder proposal exactly to satisfy the substantially implemented standard of Rule 14a-8(i)(10), and instead only has to have in place "policies, practices and procedures [that] compare favorably with the guidelines of the proposal" and that address each element of the proposal.[4] In other words, exclusion is permitted when a company has implemented the essential objective of the proposal, even if by means other than those suggested by the shareholder proponent.[5]

The Company Has Substantially Implemented the Essential Objectives of the Proposal by Establishing a Standing Board Committee with Responsibility for Environmental Matters

In light of the standard above, the Company has already substantially implemented the Proposal. The Proposal would require the recommendation of an independent director candidate with "a high level of expertise in environmental matters" as the terms of office of elected directors expire. A review of the Proposal and its supporting statement indicates that the essential objectives of the Proposal are the following:

- To "effectively address the environmental issues inherent in [the Company's] business" with "[a]n authoritative figure with acknowledged environmental expertise";

---

[4] *See, e.g.*, Texaco, Inc., SEC No-Action Letter (available Mar. 28, 1991); Symantec Corp., SEC No-Action Letter (available June 3, 2010).

[5] *See* Wal-Mart Stores, Inc., SEC No-Action Letter (available Mar. 30, 2010); see also ConAgra Foods, Inc., SEC No-Action Letter (available July 3, 2006) (upholding exclusion of proposal for a sustainability report where the company already provided such information in a different form).

- To ensure the "highest levels of attention focus on the development of environmental standards for new projects"; and
- To "strengthen [the Company's] ability to demonstrate the seriousness with which it addresses environmental issues."

The Company has substantially implemented the Proposal through the creation in 2010 of the Health Safety and Environment Committee (the "***Committee***"), a standing committee of the board of directors comprised of persons with expertise in health, safety and environmental matters, whose function is, in part, to address environmental matters. As noted in the Company's proxy statement and form of proxy for its 2012 annual general meeting of shareholders (collectively, the "***2012 Proxy Materials***"), the "Health Safety and Environment Committee assists the Board in fulfilling its responsibilities to oversee the Company's management of risk in the areas of health, safety and the environment."

As set forth in its charter, a copy of which is attached hereto as Exhibit D and which is publicly available on the Company's website, the Committee's purpose and responsibilities compare favorably with the Proposal and its essential objectives. Rather than appoint a single "authoritative figure with acknowledged environmental expertise," the Company has constituted a standing board committee, whose members have qualifications and experience in environmental matters relevant to the Company's business, that is responsible for the oversight of environmental matters. The Committee is currently composed of four directors, each of whom the board has affirmatively determined to be independent, with formal education and training in chemical, electrical or mechanical engineering and/or geologic sciences. The members of the Committee collectively represent over a century of relevant industry experience in environmental matters acquired in connection with the leadership positions each has held at companies subject to a high degree of environmental regulation. For your reference, we have included the biographical information presented in the 2012 Proxy Materials for the current members of the Committee in Exhibit E. The Company's board, in its reasonable discretion, has determined that these individuals possess the necessary breadth and depth of knowledge to oversee the Company's policies, management systems and resources with respect to environmental matters.

The Committee meets no less than four times a year. To ensure that the "highest levels of attention" are focused on environmental matters, the Committee charter requires the Committee to make regular reports to the board and authorizes it to request the attendance of any officer or employee at its meetings. The Committee met four times during 2012 and reported its findings and recommendations to the board at each of the board's four regularly scheduled quarterly meetings in 2012. The Committee also reviews health, safety, environmental and major operational audits performed by the Company or by third parties and monitors the Company's plans developed from those audits. The establishment of a standing committee with environmental oversight clearly demonstrates a serious board-level commitment to environmental matters.

The Company's Implementation of the Essential Objectives of the Proposal Extends Beyond the Current Composition of the Board

We also note that the Company's implementation of the essential objectives of the Proposal is not limited to the current composition of its board and the director nominees at the 2013 annual general meeting. Instead, the establishment of a standing committee devoted, in part, to environmental oversight ensures a consistent, recurring focus on these matters.

The 2012 Proxy Materials disclose that, as the terms of elected directors expire, the Corporate Governance Committee of the board "assess[es] the needs of [the] Company and the Board so as to recommend candidates who will further [the Company's] goals." The Corporate Governance Committee seeks candidates from diverse backgrounds, broadly defined, who have "high professional and personal ethics and values; a record of professional accomplishment in his/her chosen field; relevant expertise and experience; and a reputation, both personal and professional, consistent with [the Company's] core values." The Company believes that director candidates with these characteristics, viewed in light of the caliber of the individuals currently serving on the Committee, compare favorably to the single "authoritative figure" requested in the Proposal.

Based on the foregoing, the Company believes that the Proposal's essential objectives have already been substantially implemented and that the Proposal is excludable under Rule 14a-8(i)(10).

Conclusion

Based upon the foregoing analysis, it is respectfully submitted that the Proposal may be omitted from the Company's 2013 Proxy Materials pursuant to Rules 14a-8(b), 14a-8(f)(1) and 14a-8(i)(10). Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2013 Proxy Materials is requested.

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we would appreciate an opportunity to confer with the Staff before issuance of its response. If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 713.229.1178 or A.J. Ericksen at 713.229.1393.

We appreciate your attention to this request.

Very truly yours,

BAKER BOTTS L.L.P.

By: 
Gene J. Oshman

Enclosures

cc: Patrick Doherty (via facsimile)
Office of the State Comptroller

Jill S. Greene
Philippe A. Huber
Transocean

Exhibit A
The Proposal and the Letter

THOMAS P. DINAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

December 6, 2012

Transocean Management Ltd.
10 Chemin de Blandonnet
CH-1214 Venier
Switzerland

Dear Sirs:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Transocean Ltd. of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Transocean Ltd. shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

TRANSOCEAN LTD.
APPOINTMENT OF DIRECTOR WITH ENVIRONMENTAL EXPERTISE

Environmental expertise is critical to the success of companies in the energy industry because of the significant environmental issues associated with their operations. Shareholders, lenders, host country governments and regulators, and affected communities are focused on these impacts. A company's inability to demonstrate that its environmental policies and practices are in line with internationally accepted standards can lead to difficulties in raising new capital and obtaining the necessary licences from regulators.

Transocean , the world's largest offshore oil drilling contractor, has repeatedly been cited for practices harmful to the environment:

- In September 2012, Reuters reported that the U.S. government was seeking $1.5 billion from Transocean to resolve civil and criminal claims arising from the 2010 Deepwater Horizon rig explosion and oil spill in the Gulf of Mexico.

- In 2012, Transocean and Chevron were charged by federal prosecutors in Brazil with $19.7 billion in civil and criminal damages arising from oil spills off the Brazilian coast in 2011 and 2012.

We believe that controversies such as these have the potential to damage shareholder value and that the company must respond to environmental challenges in an effective, strategic and transparent manner in order to restore trust and minimize the adverse impact of its operations.

We believe that Transocean would benefit by addressing the environmental impact of its business at the most strategic level by appointing a specialist to the board. An authoritative figure with acknowledged environmental expertise and standing could perform a valuable role for the company by enabling Transocean to more effectively address the environmental issues inherent in its business. It would also help ensure that the highest levels of attention focus on the development of environmental standards for new projects. Such a board role would strengthen the company's ability to demonstrate the seriousness with which it addresses environmental issues.

THEREFORE, BE IT RESOLVED: Shareholders request that, as elected board directors' terms of office expire, at least one candidate be recommended who:

- has a high level of expertise and experience in environmental matters relevant to hydrocarbon exploration and production and is widely recognized in the business and environmental communities as an authority in such field, as reasonably determined by the company's board, and

- will qualify, subject to exceptions in extraordinary circumstances explicitly specified by the board, as an independent director under the standards applicable to a NYSE listed company,

in order that the board includes at least one director satisfying the foregoing criteria, which director shall have designated responsibility on the board for environmental matters.

Exhibit B
The Defect Notice



TRANSOCEAN LTD.
CHEMIN DE BLANDONNET 10
CH-1214 VERNIER, SWITZERLAND

December 18, 2012

BY FEDERAL EXPRESS

Office of the Comptroller of the State of New York
Pension Investments & Cash Management
Mr. Patrick Doherty
633 Third Avenue - 31st Floor
New York, NY 10017

Dear Mr. Doherty:

This letter is in response to your letter dated December 6, 2012 to Transocean Management Ltd., submitting a shareholder proposal on behalf of The Honorable Thomas P. DiNapoli, the sole Trustee of the New York State Common Retirement Fund (the "Fund"), for inclusion in the proxy statement of Transocean Ltd. (the "Company") for its 2013 annual meeting of shareholders.

The submission did not contain proper proof of the Fund's eligibility to submit a shareholder proposal for inclusion in the Company's proxy statement, as required by Rule 14a-8 promulgated by the Securities and Exchange Commission. Unless this deficiency is corrected, the Company intends to exclude the Fund's proposal from its 2013 proxy statement.

The submission indicated that we would receive proof of the Fund's beneficial ownership, but as of today's date, we do not believe we have received any documentation from or on behalf of the Fund regarding the Fund's ownership of the Company's shares. Please let us know if we have overlooked any additional documentation that you or the Fund have provided to the Company in this regard.

In order to be eligible to submit a proposal, Rule 14a-8(b) provides that the Fund must have continuously held at least $2,000 in market value, or 1% of the Company's shares for at least one year by the date the proposal was submitted. Furthermore, the Fund must continue to hold the requisite number of shares of the Company's shares through the date of the 2013 annual meeting. The records of the Company and Computershare, the transfer agent for the Company's shares, do not indicate that the Fund is currently a record holder of the Company's shares.

If the Fund owns shares of the Company's shares through a record holder, such as a broker or bank, the Fund may prove its eligibility by submitting to the Company a written statement from that record holder verifying that, at the time the Fund submitted its proposal, it continuously held the requisite number of the Company's shares for at least one year. The submission did not include such a statement from the record holder. In order to correct this deficiency, the Fund must provide the Company with a written statement from the record holder verifying that the Fund continuously owned the requisite number of the Company's shares for one year as of the date of submission, in this case December 6, 2012.



TRANSOCEAN LTD.
CHEMIN DE BLANDONNET 10
CH-1214 VERNIER, SWITZERLAND

In addition, we note that page 46 of the 2012 Comprehensive Annual Financial Report of the New York State and Local Retirement System (the "2012 Report") states that "[e]quity investments held indirectly by the Fund...are held in custody by an organization contracted by the general partner and/or the investment management firm responsible for the management of each investment organization."[1] Although the letter dated December 6, 2012 sent on behalf of the Fund stated the Fund's intention to hold its shares of the Company's shares through the date of the Company's annual meeting, the 2012 Report suggests that the Fund may have surrendered investment discretion over the shares to certain other entities. Additionally, if the Fund has surrendered such power or the power to vote the shares to another entity, such as an investment manager, the Fund is not entitled to vote at the meeting and cannot make any representation about investment intent and, accordingly, is not eligible to submit proposals pursuant to Rule 14a-8.

If it is the case that the Fund has not surrendered investment or voting discretion over the shares, please provide the Company with (i) proof of the Fund's ability to vote those shares at the 2013 annual meeting of shareholders and (ii) proof of the Fund's sole retained authority over the decision to buy or sell the Company's shares and the Fund's intent to continue to hold those shares of the Company through the date of the annual meeting. In order to prove both of these elements, the Fund must demonstrate that it has both voting authority and investment discretion over the shares of the Company. Under these circumstances, we believe that this or a similar showing is necessary for the Fund to be able to prove its eligibility to submit its proposal.

Pursuant to Rule 14a-8(f), the Fund's response to this notice must be postmarked or transmitted electronically no later than 14 calendar days from the date of receipt of this notice. If the Fund does not respond within that time, the Company will be entitled to exclude the Fund's proposal from the Company's 2013 proxy statement.

Please note that the Company reserves its rights to object to the proposal for any other reason permitted under Rule 14a-8.

Very truly yours,

R. Thaddeus Vayda

Cc: Philippe A. Huber
Jill S. Greene

[1] Available at http://www.osc.state.ny.us/retire/word_and_pdf_documents/publications/cafr/cafr_12.pdf

Exhibit C
The Custodian's Letter

2126814626

J.P.Morgan

Peter L. Gibson

Vice President
Client Service
Worldwide Securities Services

December 28, 2012

R. Thaddeus Vayda
Transocean Management Ltd.
10 Chemin de Blandonnet
CH-1214 Vernier, Switzerland

Dear Mr. Vayda,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Transocean Management Ltd. continuously for at least one year as of December 6, 2012.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 78,467 shares of common stock as of December 6, 2012 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (732) 623-3332

Regards,



Peter L. Gibson

cc: Patrick Doherty – NYSCRF
George Wong - NYSCRF

4 New York Plaza 12th Floor, New York, NY 10004
Telephone: +1 212 499 2425 Facsimile: +1 212 623 0604 peter.gibson@jpmorgan.com
JPMorgan Chase Bank, N.A.

Exhibit D
Health Safety and Environment Committee Charter

Transocean Ltd.

Health Safety and Environment Committee Charter

Purpose

The Health Safety and Environment Committee ("Committee") of Transocean Ltd. (the "Company") is appointed by the Board of Directors of the Company (the "Board") to assist the Board in fulfilling its responsibilities to oversee the Company's management of risk in the areas of health, safety and the environment.

Committee Membership

The Committee shall consist of no fewer than three members. The members of the Committee shall be appointed by the Board on the recommendation of the Corporate Governance Committee. Committee members may only be dismissed by the Board.

Meetings

The Committee shall meet as often as it determines necessary in order to fulfill its responsibilities, but shall meet no fewer than four times a year. The Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

Committee Authority and Responsibilities

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, provided that decisions of such subcommittee shall be presented to the full Committee at its next scheduled meeting.

The Committee shall have the authority, to the extent it deems necessary or appropriate, to retain, dismiss or replace independent legal or other advisors. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisors employed by the Committee.

The Committee shall make regular reports to the Board.

The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

The Committee shall annually review the Committee's own performance.

The Committee shall as appropriate:

1. Review and provide oversight of the Company's policies, management systems and resources with respect to health, safety and environmental matters, including monitoring of major initiatives that may materially affect these policies and management systems.

2. Approve annual goals for health, safety, and environmental matters and shall monitor the Company's performance against those goals.

3. Review health, safety, environmental, and major operational audits performed by the Company or by third parties and monitor the Company's plans developed from those audits.

4. Review the Company's crisis management plan annually.

5. Conduct or authorize investigations into matters the Committee deems appropriate with respect to health, safety or environmental-related matters.

6. Review and provide oversight for (a) any material compliance issues with health, safety or environmental laws and (b) any material pending or threatened administrative, regulatory or judicial proceedings regarding health, safety or environmental matters.

7. Review any significant health, safety or environmental issues and trends that may materially affect the business operations of the Company and management's response to such matters.

8. Perform other functions as assigned by law, the Company's Articles of Association, or the Board.

Limitation of the Health Safety and Environment Committee's Role

The function of the Health Safety and Environment Committee is one of oversight. The Company's management is responsible for the day-to-day assessment and management of any health, safety and environmental matter. While the Committee has the responsibilities set forth in this Charter, members of the Committee are not employees of the Company and, unless they believe to the contrary (in which case, the relevant member shall advise the Committee of such belief), are entitled to assume and rely on: (i) the integrity of those persons and organizations within and outside the Company from which it receives information, and (ii) the accuracy of such information.

This Charter was adopted by the Board of Directors of Transocean Ltd. on August 12, 2010 and amended on February 17, 2012.

Exhibit E
Biographical Information from 2012 Proxy Materials
Regarding Members of the Health Safety and Environment Committee

Robert M. Sprague, age 67, U.S. citizen, has served as a director of the Company since May 2004. Mr. Sprague is the retired Regional Business Director of Shell EP International BV, a position in which he served from April 1997 until June 2003. Mr. Sprague served as Director of Strategy & Business Services for Shell EP International BV from January 1996 until March 1997 and as Exploration & Production Coordinator of Shell International Petroleum BV from May 1994 to December 1995. Mr. Sprague joined the Royal Dutch/Shell group of companies in 1967 and served in a variety of positions in the United States and Europe during his career, including as a director of Shell Canada Limited, a publicly traded company, from April 2000 to April 2003. Mr. Sprague received his Bachelor of Science degree in 1966 and his Masters in Electrical Engineering degree in 1967 from Cornell University.

... Mr. Sprague is an engineer by education and spent many years serving in senior management in the energy business with one of the Company's customers and thus brings that perspective to the Board. In addition, most of his professional career was spent serving in the oil and gas industry outside the United States, thus bringing an important international perspective to the Board.

Jagjeet S. Bindra, age 64, U.S. citizen, has served as a director of the Company since May 2011. Mr. Bindra is the retired President of Chevron Global Manufacturing, a position in which he served from 2003 to 2009. Mr. Bindra joined the Chevron group of companies in 1977 as a research engineer and served in a variety of positions during his career, including as Managing Director of Caltex Australia Ltd. (50% owned by Chevron) from 2002 to 2003, President of Chevron Pipeline Company from 1997 to 2002, Senior Vice President, Pipeline & Transportation, of Chevron Overseas Petroleum from 1995 to 1997, Manager of Strategic Planning for Chevron Corporation from 1994 to 1995 and Group Manager, Projects & Engineering Technology from 1991 to 1994. Mr. Bindra is a director of LyondellBasell Industries N.V. (NYSE: LYB) (since 2011), Edison International (NYSE: EIX) and Southern California Edison Company (since 2010), Larsen & Toubro Ltd., India (NSE: LT) (since 2009) and Transfield Services Limited, Australia (ASX: TSE) (since 2009). He previously served as a director of Reliance Petroleum Ltd. from 2006 to 2007, Caltex Australia Ltd. from 2002 to 2003, GS Caltex, Korea from 2003 to 2009 and Sriya Innovations Inc. (from 2009 to 2010). Mr. Bindra received his MBA in 1979 from St. Mary's College of California, his Master of Science in Chemical Engineering in 1970 from the University of Washington and his bachelor's degree in Chemical Engineering in 1969 from the Indian Institute of Technology, Kanpur.

... Mr. Bindra has extensive energy value-chain expertise and significant senior management experience in the international energy sector, particularly in Russia/Kazakhstan, India, Australia and Southeast Asia. This international energy experience and the perspective it brings benefit the Board's decision making process.

Chad Deaton, age 59, U.S. citizen, has served as Executive Chairman of Baker Hughes Incorporated (NYSE: BHI) since January 2012, prior to which he served as Chairman and Chief Executive Officer since 2004. Mr. Deaton began his career with Schlumberger in 1976 and served in a variety of international capacities, including as Executive Vice President, Oilfield Services from 1998 to 1999 and as a Senior Advisor in the Oilfield Services division from 1999 until 2001. From 2002 until 2004, Mr. Deaton was the President, Chief Executive Officer and Director of Hanover Compressor Company. Mr. Deaton is a director of Air Products and Chemicals, Inc. (NYSE: APD) (since 2010), Ariel Corporation (since 2005), and previously served as a Director of Carbo Ceramics Inc. (from 2004 to 2009). Mr. Deaton is a member of the Society of Petroleum Engineers (since 1980) and has served on its Industrial Advisory Council since 2010. He also is a member of the National Petroleum Counsel (since 2007), Executive Advisory Board of the Offshore Technology Conference (since 2011) and the University of Wyoming Chemical and Petroleum Engineering Industry Advisory Board (since 2009). Mr. Deaton received his Bachelor of Science in Geology in 1976 from the University of Wyoming.

... Mr. Deaton has significant experience in the oilfield services industry. This experience and the perspective it brings are expected to benefit the Board's decision making process.

Tan Ek Kia, age 63, Malaysian citizen, has served as a director of the Company since May 2011. Mr. Tan is the retired Vice President, Ventures and Developments, Asia Pacific and Middle East Region of Shell Chemicals, a position in which he served from 2003 to 2006. Mr. Tan joined the Shell group of companies in 1973 as an engineer and served in a variety of positions in Asia, the U.S. and Europe during his career, including as Chairman, Shell Companies, Northeast Asia from 2000 to 2003, Managing Director of Shell Nanhai from 1997 to 2000 and Managing Director of Shell Malaysia Exploration and Production from 1994 to 1997. Mr. Tan is a director of PT Chandra Asri Petrochemical Tbk (since 2011), Keppel Corporation (since 2010), Keppel Offshore & Marine (since 2009), City Spring (since 2010), SMRT Corporation (since 2009), Dialog Systems Asia (since 2008) and Chairman of City Gas (since 2009). Mr. Tan has also served as the Interim Chief Executive Officer of SMRT Corporation (Singapore Mass Rapid Transit) since January 2012. Mr. Tan received his Bachelor of Science in Mechanical Engineering in 1973 from the University of Nottingham.

... Mr. Tan has significant senior management and engineering experience in the international energy sector, particularly in Asia. This international energy experience and the perspective it brings benefit the Board's decision making process.